Exhibit 99.1

U.S. Investor Contacts	Media Inquiries	Israel Investor Contact:
LifeSci Advisors, LLC	Sam Brown, Inc.	Alcobra Investor Relations
Michael Rice	Mike Beyer	Debbie Kaye
646-597-6979	773-463-4211	+972-72 2204661
mrice@lifesciadvisors.com	mikebeyer@sambrown.com	debbie@alcobra-pharma.com

ALCOBRA ANNOUNCES SECOND QUARTER 2015 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

•	Conference Call & Webcast today at 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

Tel Aviv, Israel – August 13, 2015 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to help patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome, today announced financial results for the three and six months ended June 30, 2015, and provided a corporate update.

Second Quarter Ended June 30, 2015 Financial Results:

•	Total operating expenses were $5.2 million, similar to the first quarter of 2015, compared with $7.8 million in the second quarter of 2014. Operating expenses included non-cash stock based compensation of $0.4 million in the second quarter of 2015 and $0.9 million in the same quarter of 2014.
•	Research and development (R&D) expenses were $3.7 million, compared with $5.9 million in the second quarter of 2014. R&D expenses in the second quarter of 2015 consisted primarily of costs associated with the completion of the Phase II Fragile X study and the initiation of the Phase III pivotal study in adult ADHD.
•	General and administrative (G&A) expenses were $1.2 million in the second quarter of 2015, compared with $1.3 million in the same quarter of 2014. Pre-commercialization expenses were $0.3 million, compared with $0.6 million in the second quarter of 2014.
•	Cash, cash equivalents and bank deposits totaled $41.1 million at June 30, 2015, compared with $45.0 million at March 31, 2015. Net cash used in operating activities was $3.9 million in the second quarter of 2015, compared with $5.5 million in the second quarter of 2014. In future periods, we expect our cash used in operating activities to increase, as we continue to advance our adult ADHD phase III pivotal study.

Second Quarter and Recent Corporate Updates:

•	The company began patient enrollment in the MEASURE study (MDX Evaluation in Adults – StUdy of Response and Efficacy). The MEASURE study is Alcobra’s second, pivotal Phase III study of MDX in adults with ADHD. The study includes design and operational elements to mitigate placebo response and reduce response variability.
•	On June 24, 2015, the company reported that its Phase II exploratory study of MDX in adolescent and adult patients with Fragile X Syndrome did not achieve statistical significance on the primary endpoint, yet demonstrated significant improvements in certain clinically meaningful behavioral and cognitive endpoints. Alcobra plans to discuss these trial results with the U.S. Food and Drug Administration (FDA) later in 2015.
•	The company announced the election of Dr. Joao Siffert to its Board of Directors. Dr. Siffert currently serves as the Executive Vice President of Research and Development and Chief Medical Officer of Avanir Pharmaceuticals Inc. (a subsidiary of Otsuka Pharmaceutical Co. Ltd.).
•	The company believes that it has sufficient capital to fund the company’s activities through 2016, including the completion of the MEASURE study.

Conference Call & Webcast

Thursday, August 13 @ 8:30am Eastern Time/5:30am Pacific Time

Domestic: 855-469-0611

International: 484-756-4341

Passcode: 82123051

Webcast: http://www.alcobra-pharma.com/indexInvestor.cfm

Replays available through August 27, 2015

Domestic: 855-859-2056

International: 404-537-3406

Passcode: 82123051

About Alcobra Ltd.

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MDX, to treat cognitive disorders including ADHD and Fragile X Syndrome. For more information please visit the Company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.

Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding Alcobra’s ability to better design clinical studies and reduce high placebo response and response variability, the content and timing of future discussions with the FDA and statements regarding future use of cash and the sufficiency of the company's financial resources. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research or otherwise. Also, while the FDA has indicated to Alcobra that positive efficacy results from certain clinical studies may be sufficient to demonstrate efficacy for approval of MDX, the FDA is not bound by these communications and accordingly may change its position in the future due to reasons within or outside the control of Alcobra. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Alcobra Pharma Ltd.

Consolidated Statements of Operation

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development	$3,683	$5,918	$7,273	$11,440
Pre commercialization expenses	288	565	637	1,089
General and administrative	1,202	1,348	2,491	3,137

Total operating expenses	5,173	7,831	10,401	15,666

Financial income, net	(64)	(57)	(128)	(135)

Loss before taxes on income	5,109	7,774	10,273	15,531
Tax on income	14	6	27	15

Net loss attributable to holders of Ordinary shares	$5,123	$7,780	$10,300	$15,546

Net basic and diluted loss per share	$(0.24)	$(0.57)	$(0.50)	$(1.14)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	21,179,233	13,662,146	20,677,364	13,649,427

Alcobra Pharma Ltd.

Consolidated Balance Sheets

(In thousands)

ASSETS

	June 30,	December 31,
	2015	2014
	(unaudited)
Current assets:
Cash and cash equivalents	$8,570	$2,176
Short-term bank deposits	32,523	19,522
Prepaid expenses and other current assets	334	428
Total current assets	41,427	22,126

Long-term assets:
Other long-term assets	85	95
Property and equipment, net	112	97

Total long-term assets	197	192

Total assets	$41,624	$22,318

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$161	$305
Accrued expenses and other liabilities	2,703	2,070
Total current liabilities	2,864	2,375

Shareholders’ equity:
Ordinary shares	58	39
Additional paid-in capital	100,570	71,472
Accumulated deficit	(61,868)	(51,568)

Total shareholders’ equity	38,760	19,943

Total liabilities and shareholders’ equity	$41,624	$22,318

Alcobra Pharma Ltd.

Consolidated Cash Flows

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(5,123)	$(7,780)	$(10,300)	$(15,546)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	11	8	21	14
Stock based compensation	418	941	1,201	2,276
Loss from sale of property, and equipment	(1)	-	(1)	-
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(86)	(31)	94	(907)
Other long-term assets	22	(13)	10	(50)
Trade payables	106	48	(144)	1,410
Accrued expenses and other liabilities	762	1,359	633	1,707
Net cash used in operating activities	(3,891)	(5,468)	(8,486)	(11,096)

Cash flow from investing activities:
Purchase of property and equipment	(24)	(20)	(36)	(70)
Decrease in long-term deposit	13,000	-	-	-
Proceeds from (investment in) short-term bank deposit	(8,000)	2,008	(13,000)	(4,017)
Net cash provided by (used in) investing activities	4,976	1,988	(13,036)	(4,087)

Cash flow from financing activities:
Issuance of share capital upon public offering, net	-	-	27,903	-
Exercise of options	13	-	13	-
Net cash provided by financing activities	13	-	27,916	-

Increase (decrease) in cash and cash equivalents	1,098	(3,480)	6,394	(15,183)

Cash and cash equivalents at the beginning of the period	7,472	10,392	2,176	22,095

Cash and cash equivalents at the end of the period	$8,570	$6,912	$8,570	$6,912

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